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                             April 1, 2021

       Cheng Chen
       Chief Executive Officer
       Chanson International Holding
       No. 26 Culture Road, Tianshan District
       Urumqi, Xinjiang, China

                                                        Re: Chanson
International Holding
                                                            Registration
Statement on Form F-1
                                                            Filed March 31,
2021
                                                            File No. 333-254909

       Dear Mr. Chen:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form F-1 Filed on March 31, 2021

       General, page 1

   1. Please file your response letter to our comment letter dated February 16, 2021 on Edgar.
       Financial Statements, page F-1

   2. Please provide updated audited financial statements and related disclosures as required by
                                                        Item 8.A.4 of Form
20-F.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Cheng Chen
Chanson International Holding
April 1, 2021
Page 2

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Ernest Greene at (202) 551-3733 or Anne McConnell at
(202) 551-3709
if you have questions regarding comments on the financial statements and related matters. Please contact Geoff Kruczek at (202) 551-3641 or Jay Ingram, Legal Branch Chief, at
(202) 551-3397 with any other questions.



                                                           Sincerely,
FirstName LastNameCheng Chen
                                                           Division of
Corporation Finance
Comapany NameChanson International Holding
                                                           Office of
Manufacturing
April 1, 2021 Page 2
cc:       Ying Li
FirstName LastName